UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File No. 001-35932

ARCTURUS THERAPEUTICS LTD.

(Translation of registrant’s name into English)

10628 Science Center Drive, Suite 250
San Diego, California 92121

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Current Report on Form 6-K is being furnished to the Securities and Exchange Commission by Arcturus Therapeutics Ltd. (the “Company”) for the purpose of providing the press release issued by the Company on October 1, 2018 regarding the Company’s financial results for the six months ended June 30, 2018, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

In addition, on September 28, 2018, Arcturus Therapeutics, Inc., a wholly-owned subsidiary of the Company, entered into an Amended and Restated Amendment to Development and Option Agreement with CureVac AG (“CureVac”) to eliminate a security interest in certain of the Company’s intellectual property.  The Amended and Restated Amendment is filed as Exhibit 99.2 hereto and incorporated herein by reference.

Exhibits

99.1	Press release issued by Arcturus Therapeutics Ltd. on October 1, 2018, announcing its financial results for the six months ended June 30, 2018.

99.2	Amended and Restated Amendment to Development and Option Agreement, dated as of September 28, 2018, by and between CureVac AG and Arcturus Therapeutics Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

	By:	/s/ Joseph E. Payne
		Name:	Joseph E. Payne
		Title:	Chief Executive Officer

Date: October 1, 2018

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